Exhibit 99.1

YM BIOSCIENCES ANNOUNCES PRESENTATIONS ON GLOBAL
NIMOTUZUMAB TRIALS AT ASCO ANNUAL MEETING

MISSISSAUGA, Canada - May 21, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), today announced that three poster presentations and a published abstract will report results from several global nimotuzumab trials in adults with Glioblastoma Multiforma and in patients with head and neck cancer at the American Society of Clinical Oncology annual meeting held from June 4-8, 2010 in Chicago, Illinois. The trials are being conducted by Oncoscience AG (Wedel, Germany), YM’s licensee for nimotuzumab in Europe, and Biocon Limited (Bangalore, India), a licensee of CIMAB SA, YM's licensor.

Glioblastoma Multiforma

The poster entitled “Current status of phase III anti-EGF-receptor antibody (OSAG-101) for newly diagnosed glioblastoma (abstract #2056)” will be presented in the Central Nervous System Tumors general poster session on Sunday June 6th from 8:00AM until 12:00PM in S Hall A2. The trial completed enrollment during the beginning of 2010 and preliminary study results will be presented at the meeting.

The abstract entitled “Feasibility and safety of combining nimotuzumab with temozolomide and radiotherapy in adult patients with glioblastoma: An Indian clinical experience (abstract #e12509)” will be published in conjunction with the ASCO annual meeting. Preliminary results from this study suggest that the combination of nimotuzumab with temozolomide and radiotherapy is safe and can lead to improved survival outcomes.

Head and neck cancer

The poster entitled “An open-label, randomized, study of h-R3mAb (nimotuzumab) in patients with advanced (stage III or IVa) squamous cell carcinoma of head and neck (SCCHN): Four-year survival results from a phase IIb study (abstract #5530)” will be presented in the Head and Neck Cancer general poster session on Friday June 4th from 2:00PM until 6:00PM in S403, with discussion from 5:00PM until 6:00PM in S406, the Vista Room. This randomized trial demonstrates that the benefit of adding nimotuzumab to radiation and chemoradiation is durable and persists for several years.

The poster entitled “Results from a pilot study of nimotuzumab with concurrent chemoradiation in patients with locally advanced squamous cell carcinoma of head and neck (abstract #5565)” will be presented in the Head and Neck Cancer general poster session on Sunday June 6th from 8:00AM until 12:00PM in S Hall A2. This study indicates improved outcomes in terms of locoregional response with the addition of nimotuzumab and is consistent with randomized clinical data in this indication being presented at the same setting.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company. Together with the products from YM BioSciences Australia, the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT387, a JAK 1/2 small molecule inhibitor; CYT997, a potent, vascular disrupting agent (VDA); and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab's anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM's majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The clinical stage products discovered by Cytopia Ltd (YM Australia since January 2010) include the JAK 1/2 inhibitor, CYT387, and the novel VDA molecule, CYT997.  Both were developed internally at Cytopia from research led by Dr. Andrew Wilks who discovered and named the Janus kinases. Cytopia's earlier stage portfolio includes a JAK3 program that was the subject of a research collaboration underwritten by Novartis that concluded in 2009 with any further development residing exclusively with Novartis; an ongoing collaborative research project with the Melbourne-based Cooperative Research Centre for Cancer Therapeutics (CRC CTx) for the development of Cytopia's inhibitors of Focal Adhesion Kinase (FAK), a protein implicated in progression and metastasis of numerous solid tumors; and a novel series of compounds that inhibit the kinase FMS which have been demonstrated to have excellent potency and selectivity. Approximately 4,000 additional novel compounds have been amassed from Cytopia's own research and are being reviewed. YM's other discovery programs include the Intellimab® platform of uniquely optimized antibodies designed to selectively target cancer cells resulting in improvements to the safety profiles of antibodies and the consequent prospect of their conjugation to highly potent toxins for safe delivery to tumour tissue. YM is also developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF has met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

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